UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 27, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

RSE Northpoint - Persimmon - Controlled Subsidiary

On April 27, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 100 SR-RSE JV, LLC (“RSE Northpoint - Persimmon Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of approximately $10,257,055 which is the initial stated value of our equity interest in the RSE Northpoint - Persimmon Controlled Subsidiary. The RSE Northpoint - Persimmon Controlled Subsidiary will use the proceeds to refinance a single multifamily property totaling 227 units located at 100 S Reynolds St., Alexandria, VA 22304 (the “RSE Northpoint - Persimmon Property”). The RSE Northpoint - Persimmon Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Northpoint - Persimmon Controlled Subsidiary is managed by Northpoint Realty Partners in partnership with Persimmon Capital Partners as a non-managing member (“Northpoint - Persimmon”). Northpoint Realty Partners is a Bethesda, MD based vertically-integrated real estate development, investment, and construction firm with an $150 million portfolio of office and multifamily.

Pursuant to the agreements governing the RSE Northpoint - Persimmon Controlled Subsidiary Investment (the “RSE Northpoint - Persimmon Operative Agreements”), our consent is required for all major decisions regarding the RSE Northpoint - Persimmon Property. In addition, pursuant to the RSE Northpoint - Persimmon Operative Agreements we are entitled to receive an economic return of 10.65% for Years 1-3, 11.15% for Years 4-6, and 11.65% for years 7+ on our RSE Northpoint - Persimmon Controlled Subsidiary Investment, paid current on a monthly basis until the RSE Northpoint - Persimmon Controlled Subsidiary Investment is redeemed. In addition, an affiliate of our sponsor earned an origination fee of approximately 1.75% of the RSE Northpoint - Persimmon Controlled Subsidiary Investment.

Simultaneous with the RSE Northpoint - Persimmon Controlled Subsidiary Investment, senior financing was provided through a $30,542,000 senior secured loan from Freddie Mac/Walker & Dunlop (the “RSE Northpoint - Persimmon Senior Loan”). The loan features a 11-year term and 5 years interest-only at a fixed rate of 4.76%. Aggregate with the RSE Northpoint - Persimmon Senior Loan, the RSE Northpoint - Persimmon Controlled Subsidiary Investment features a LTV of 81.3%. The combined LTV ratio is the amount of the RSE Northpoint - Persimmon Senior Loan plus the amount of the RSE Northpoint - Persimmon Controlled Subsidiary Investment, divided by the third-party valuation of the RSE Northpoint - Persimmon Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Mark comprises a 9-story high-rise apartment complex containing 227 units that was built in 1965. The property was originally constructed as an apartment building but was converted into an all-suites hotel in 1971, under which it operated until it was purchased in 2015 and converted back to apartments. The property has been undergoing renovation since it was purchased, with a total of 100 units renovated. Due to renovations, the property is currently in lease-up and 72% occupied as of 3/18/18. The remaining 127 units are being renovated at tenant turnover.

The Mark is located Alexandria, VA, which is within the Washington DC MSA. The neighborhood is characterized as an established mixed-use urban area that benefits from good access provided by light rail and highways. The Van Dorn Street Metrorail stop is located about one mile south of the property on Eisenhower Avenue at its intersection with Van Dorn Street. The Van Dorn Street station provides access to the Metrorail Blue Line. The Blue Line provides rail travel northward from Springfield in Fairfax County, Virginia, through downtown Washington, DC, then eastward to Largo in Prince George’s County, Maryland. The nearest airport is Ronald Reagan Washington National Airport, which is located approximately six miles northeast of the property and is accessible via Metrorail’s Blue Line. Bus service (MetroBus and DASH) is available throughout the area. There is a MTA bus stop in front of the property. The property is also located across from Landmark Mall. This 970,000± square foot three-story enclosed regional mall (anchored by Macy’s and Sears) was built in 1965 and renovated in 1990. The Howard Hughes Corporation, which owns the central section of the Landmark Mall site, recently submitted plans to the City of Alexandria for redevelopment of the portion of Landmark Mall between the existing Sears and Macy’s stores. The proposal calls for demolition of the two-story central area of the mall and replacement with a mixed-use residential and retail complex containing 250,000 to 300,000 square feet of retail and restaurants and 350 to 400± apartment complex. The property is also half a mile to a Giant and Safeway grocery stores.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     May 3, 2018